UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CNinsure Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G2352K 108**

(CUSIP Number)

June 16, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☐Rule 13d-1(c)

☒Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 20 ordinary shares. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2352K 108	Page 2 of 6

1	Name of Reporting Person Qiuping Lai
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 137,812,180[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 137,812,180[1]
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 137,812,180[1] ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 11.8%[2]
12	Type of Reporting Person IN

_________________________

[1]	Includes (i) 2,613,978 American Depositary Shares (representing 52,279,560 Ordinary Shares) and 80,132,620 Ordinary Shares held by Crown Charm Limited; and (ii) 5,400,000 Ordinary Shares issuable upon exercise of options within 60 days after the date hereof held by Qiuping Lai.
[2]	Based on 1,162,649,026 Ordinary Shares outstanding as of June 20, 2016 according to the issuer’s internal record.

CUSIP No. G2352K 108	Page 3 of 6

1	Name of Reporting Person Crown Charm Limited
2	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong Special Administrative Region of the People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 132,412,180[1] ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 132,412,180[1] ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 132,412,180[1] ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 11.4%[2]
12	Type of Reporting Person CO

______________________

[1]	Includes 2,613,978 American Depositary Shares (representing 52,279,560 Ordinary Shares) and 80,132,620 Ordinary Shares.
[2]	Based on 1,162,649,026 Ordinary Shares outstanding as of June 20, 2016 according to the issuer’s internal record.

CUSIP No. G2352K 108	Page 4 of 6

Item 1(a).	Name of Issuer:

CNinsure Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

27/F, Pearl River Tower
No. 15 West Zhujiang Road
Guangzhou, Guangdong 510623
People’s Republic of China

Item 2(a).	Name of Person Filing:

Qiuping Lai
Crown Charm Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Qiuping Lai
Crown Charm Limited
27/F, Pearl River Tower
No. 15 West Zhujiang Road
Guangzhou, Guangdong 510623
People’s Republic of China

Item 2(c)	Citizenship:

Qiuping Lai – People’s Republic of China
Crown Charm Limited - Hong Kong Special Administrative Region of the People’s Republic of China

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

G2352K 108

Item 3.	Not Applicable

CUSIP No. G2352K 108	Page 5 of 6

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of June 20, 2016:

			Number of shares as to which such person has:
Reporting Person	Amount beneficially owned:	Percent of class(2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Qiuping Lai(1)	137,812,180	11.8%	137,812,180	0	137,812,180	0
Crown Charm Limited(1)	132,412,180	11.4%	132,412,180	0	132,412,180	0

(1)	The 137,812,180 ordinary shares of the Issuer beneficially owned by Qiuping Lai (“Mr. Lai”) consist of (i) 80,132,620 ordinary shares and 2,613,978 American Depositary Shares (representing 52,279,560 Ordinary Shares) held by Crown Charm Limited (“Crown Charm”); and (ii) 5,400,000 Ordinary Shares issuable upon exercise of options within 60 days of the date hereof held directly by Mr. Lai. Mr. Lai holds 100% of the total outstanding shares of Crown Charm.

(2)	Based on a total of 1,162,649,026 outstanding ordinary shares of the Issuer as of June 20, 2016 as well as the ordinary shares of the Issuer underlying share options exercisable by such person within 60 days of the date of this Schedule 13G.

Item 5.	Ownership of Five Percent or less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of The Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

CUSIP No. G2352K 108	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2016

Qiuping Lai	/s/ Qiuping Lai
Qiuping Lai

Crown Charm Limited	By: /s/ Qiuping Lai
Name: Qiuping Lai
Title: Director

[Signature Page to Schedule 13G - CNinsure]

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement